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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*

                                 INITIO, INC.

--------------------------------------------------------------------------------
                               (Name of Issuer)
                                    COMMON
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   457203107

--------------------------------------------------------------------------------
                                 (CUSIP Number)
VINCENT MOLINARI 40 WALL STREET 59TH FLOOR NY, NY 10005 212-402-6000

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                                November 1, 2000

--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or
     240.13d-1(g), check the following box. [   ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. .... 457203107................

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
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                             EXIMIUS HOLDINGS LLC

  2.  Check the Appropriate Box if a Member of a Group (See Instructions)
      (a).........................................................................................
      (b).XX......................................................................................

  3.  SEC Use Only................................................................................

  4.  Source of Funds (See Instructions) OO

  5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)..........
  6.  Citizenship or Place of Organization LIMITED LIABILITY COMPANY STATE OF NEW YORK

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

         7.  Sole Voting Power .276,265......................................................

         8.  Shared Voting Power .0..........................................................

         9.  Sole Dispositive Power.  276,265................................................

         10. Shared Dispositive Power ..0....................................................

  11.    Aggregate Amount Beneficially Owned by Each Reporting Person 276,265................

  12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)........

  13.    Percent of Class Represented by Amount in Row (11)  5.9%.....................................


  14.    Type of Reporting Person (See Instructions)
         .....................................OO...............................
         ......................................................................
         ......................................................................
         ......................................................................

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         ......................................................................



         The purpose of this Schedule 13D is to report the ownership of Burlington Capital Markets, Inc. ("BCM"), Eximius Holdings, LLC ("Eximius") and Vincent R. Molinari individually ("Molinari") (together, BCM, Eximius and Molinari the "Reporting Persons" and each a "Reporting Person") in the common stock ("Common Stock") of INITIO, INC. (the "Issuer") of 5.9% of the outstanding Common Stock.

         Item 1.   Security and Issuer
                   -------------------

                     The title of the class of equity securities to which this statement relates is: Common Stock

                   The name and address of the principal executive and business office of the Issuer is:

                   INITIO, INC.
                   2500 Arrowhead Drive
                   Carson City, Nevada 89706

Item 2.            Identity and Background
                   -----------------------

                       This statement is being filed on behalf of BCM, a Massachusetts corporation and a registered broker-dealer. Eximius is a limited liability company formed under the laws of the State of New York. Eximius is a principal shareholder of BCM. Mr. Molinari is a citizen of the United States of America. Molinari is the principal owner of Eximius and the Chairman and Chief Executive Officer of BCM.

                       Neither BCM, Eximius nor Molinari, during the last five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.) In August 1999, BCM, then know as "Burlington Securities Corp.", and Mr. Molinari in his individual capacity entered into an Acceptance, Waiver and Consent ("AWC") with NASD Regulation, Inc.("NASD"), without admitting or denying alleged violations cited in the AWC, with respect to alleged violations of NASD Conduct Rule 2110, alleged violations of NASD Membership and Registration Rule 1120, and alleged violations of NASD Conduct Rule 3010. BCM and Molinari, agreed to a fine in the amount of $4000 and BCM agreed to a censure and a fine in the amount of $4000. BCM also agreed to a fine in the amount of $1000. The NASD accepted the AWC in November, 1999.

Item 3.    Source and Amount of Funds and Other Considerations
           ---------------------------------------------------

                       BCM is the sole owner of record of 276,265 shares of Common Stock. As of the date hereof, BCM, Eximius and Molinari may be deemed to beneficially own 276,265 shares of Common Stock owned by BCM as a result of the relationship of such parties. All such shares of Common Stock were purchased in open market transactions by BCM. The funds for the purchase of the Common Stock by BCM came from the working capital of BCM.

Item 4.    Purpose of Transactions
           -----------------------

                 The Common Stock deemed to be beneficially owned by the Reporting Persons is held for investment purposes.

                 On July 20, 2000, a 10 % shareholder of BCM, IncuLab, Inc., a company which invests in high-tech, early-stage companies, entered into an Agreement and Plan of Merger and Reorganization ("Merger Agreement") with the Issuer and others. BCM owns approximately 3% of IncuLab, Inc. Mr. Molinari controls a partnership which owns approximately 37% of IncuLab, Inc. After such merger, the former holders of IncuLab, Inc. shares will hold approximately 90% of the merged entity. BCM was not a signatory to the Merger Agreement. Mr. Molinari, in his capacity as General Partner for the above-mentioned partnership, was a signatory to the Merger Agreement.

                 Except as noted above, no Reporting Person has not entered into any agreements or arrangements relating to the Common Stock. The Reporting Persons reserve the right to acquire additional shares of Common Stock, dispose of all or some of such shares from time to time, or continue to hold such shares.

Item 5.    Interest in Securities of  Issuer

                 As of the date hereof, BCM is deemed to beneficially own 276,265 shares of the Common Stock. BCM has the sole power to dispose of or direct the disposition of all 276,265 shares of the Common Stock. Each of Eximius and Molinari may be deemed to individually hold the power to cause BCM to vote to and/or dispose of the shares of Common Stock. All transactions in the shares of the Common Stock effected by the BCM during the sixty days prior to November 1, 2000 as well as through the date of this filing, were effected in open-market transactions and are set forth in Exhibit A hereto.

                 Eximius and/or Molinari may be deemed to be a beneficial owner of the Common Stock owned by BCM as a result of the relationship between such parties. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, Eximius and Molinari hereby declare that this filing of Schedule 13D shall not be construed as an admission that the such Reporting Person is the beneficial owner of the shares of Common Stock owned by BCM.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                 See Item 4 above.
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Item 7.    Material to be Filed as Exhibits

                    See Item 5 above

Signature
---------

          The undersigned, after reasonable inquiry and to the best of his knowledge and belief, certify that the information set forth in this statement is true complete and correct.


                               BURLIGNTON CAPITAL MARKETS, INC.


                               By: /s/ Vincent R. Molinari
                                   ------------------------------------
                                   Vincent R. Molinari
                                   Chairman and Chief Executive Officer


                               EXIMIUS HOLDINGS, LLC



                               By: /s/ Vincent R. Molinari
                                   ------------------------------------
                                       Vincent R. Molinari
                                       Manager



                               /s/ Vincent R.Molinari
                               ----------------------------------------
                                       VINCENT R. MOLINARI



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    T/D          BOT      SOLD     PRICE
                                                        Exhibit A

  08/28/00      3,000              4.6563
  09/05/00      1,400              4.5000
  09/06/00      3,300              4.5549
  09/08/00      3,000              4.4375
  09/11/00      5,000              4.4375
  09/15/00      4,000              4.3750
  09/18/00     16,600              4.3125
  09/22/00      2,100              4.1250
  09/25/00      5,500              4.1250
  09/26/00        500              4.0625
  10/02/00      2,000              3.8344
  10/02/00                3,000    3.1875
  10/03/00      9,300              3.8239
  10/04/00      7,100              3.5827
  10/05/00     13,500              3.9727
  10/05/00                9,200    3.0961
  10/09/00     10,000              3.3250
  10/11/00     14,000              2.9728
  10/12/00     14,800              2.8336
  10/13/00     43,500              2.9657
  10/13/00      2,500              3.0000
  10/18/00     17,865              3.1940
  10/20/00      5,000              2.7813
  10/26/00     10,000              2.5444
  10/26/00               10,000    2.5000
  10/31/00     10,800              2.4430